

November 2, 2011

<u>Via E-mail</u>
Mr. Sujit Sircar
Chief Financial Officer
iGATE Patni Group
6528 Kaiser Drive
Fremont, CA 94555

  Re: Patni Computer Systems Limited
     Form 20-F for Fiscal Year Ended December 31, 2010
     Filed February 25, 2011
     File No. 001-32692

Dear Mr. Sircar:

  We have reviewed your letter dated October 25, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 11, 2011.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 98

1. Please explain further the following as it relates to the information provided in your response to prior comment 3:

- With regards to Patni's CFO, please provide more details regarding his Advanced Management Program degree from Harvard Business School and his Bachelor's degree in Finance from India and specifically address how these degree programs provided him with the requisite knowledge in U.S. GAAP accounting. In your response, please provide a list of the particular courses taken towards each degree that specifically addressed U.S. GAAP accounting;

- For each position held by your CFO at Ranbaxy Laboratories and Cymbal Corporation, please describe in further detail his U.S GAAP experience. In this regard, provide additional information regarding the positions held and the exact work performed and specifically how the experience provided him with the requisite U.S. GAAP experience. Tell us whether he performed work for the parent company or for a foreign subsidiary of the parent company and tell us where he was located during each tenure (i.e. U.S or overseas);

- Explain further iGate's involvement with Patni's accounting and reporting functions. In this regard, describe in detail, what role iGate will have in Patni's operations and to what extent they will be involved with implementing and maintaining Patni's internal control over financial reporting. Tell us to what extent, if any they intend to take a supervisory role in Patni's operations. Also, tell us if they intend to hire additional staff at the Group or subsidiary level and if so, what roles they will have in your U.S. GAAP accounting and reporting. In your response, ensure you also address what role iGate's CAO will take in Patni's operations, financial reporting and evaluation of their internal control over financial reporting.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief